UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WORKSTREAM INC
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

981402100
(CUSIP number)

Thomas B. Akin
Talkot Capital, LLC
2400 Bridgeway, Suite 300
Sausalito, CA 94965
415-332-3760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Thomas B. Akin IRA
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)	 / /
                                                                (b)      /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  	PF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)			                 / /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF            7 	SOLE VOTING POWER
SHARES                  39,588,717
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	SHARED VOTING POWER
EACH                    102,386,649
REPORTING            --------------------------------------------------------
PERSON               9	SOLE DISPOSITIVE POWER
WITH                    39,588,717
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        102,386,649
-----------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        39,588,717
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                                 / /
-----------------------------------------------------------------------------
13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.9%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

	IN



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Talkot Fund, L.P.
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   / /
                                                                   (b)   /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  	OO
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)	                                 / /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	SHARED VOTING POWER
EACH                    -0-
REPORTING           ---------------------------------------------------------
PERSON              9	SOLE DISPOSITIVE POWER
WITH                    -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                        -0-
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   	PERSON

        62,797,932
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                   	         / /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.7%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

  	OO



ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of the Common Stock of Workstream Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 485 N. Keller Rd, Ste 500, Maitland, FL 32751, United States.


ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

The names of the persons filing this statement are Thomas B. Akin IRA, and the Talkot Fund, L.P. ("the Fund").

     (a) The names of the persons filing this statement are Thomas B. Akin IRA, Talkot Fund, L.P. ("the Fund"), (collectively, the
	 "Reporting Persons" or the "Filers"). The Talkot Fund, L.P. was formerly known as the Talkot Crossover Fund, L.P.

     (b) The address of the filers is 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

     (c) Thomas Akin is the Managing General Partner of the Talkot Fund, L.P. which is located at 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Filers who are natural persons are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons originally made an investment in the Issuer in August 2007. This investment was subsequently exchanged for alternate securities on several occasions. The Reporting Persons acquired the bulk of the Shares reported in this filing as a result of the most recent exchange transaction. The following summarizes the exchange and related transactions entered into by the Reporting Persons and the Issuer.

Original Investment:


Thomas B. Akin IRA originally invested $1 million in the Issuer on August 3, 2007 to acquire (i) 800,000 Special Warrants convertible into 800,000 Shares of the Issuer at a conversion rate of $1.25 per share and (ii) additional Warrants to purchase 200,000 Shares at an exercise price of $1.40 per share, as further described in the Issuer's Form 8-K filed on August 9, 2007.

Talkot Fund, L.P. originally invested $2 million in the Issuer on August
3, 2007 to acquire (i) 1.6 million Special Warrants convertible into 1,600,000 Shares of the Issuer at a conversion rate of $1.25 per share and
(ii) additional Warrants to purchase 400,000 Shares at an exercise price of $1.40 per share, further described in the Issuer's Form 8-K filed on August 9, 2007.

First Exchange:


On August 29, 2008, Thomas B. Akin IRA entered into an Exchange Agreement with respect to the Special Warrants pursuant to which, among other things, Thomas B. Akin IRA exchanged the Special Warrants for a Senior Secured Note in the original principal amount equal to the original purchase price of the Special Warrant (i.e. $1,000,000). In addition, Thomas B. Akin IRA exchanged the additional Warrants held by him for a new Warrant exercisable for the same number of Shares at an exercise price of $.25 per share. These transactions are further described in the Issuer's Form 8-K filed on September 5, 2008.

On August 29, 2008, Talkot Fund, L.P. entered into an Exchange Agreement with respect to the Special Warrants pursuant to which, among other things, Talkot Fund, L.P. exchanged the Special Warrants for a Senior Secured Note in the original principal amount equal to the original purchase price of the Special Warrant (i.e. $2,000,000). In addition, Talkot Fund, L.P. exchanged the additional Warrants held by them for a new Warrant exercisable for the same number of Shares at an exercise price of $.25 per share. These transactions are further described in the Issuer's Form 8-K filed on September 5, 2008.

Second Exchange:


On December 11, 2009, the Reporting Persons entered into a second Exchange Agreement with the issuer with respect to the Senior Secured Note pursuant to which, among other things, that Senior Secured Note was exchanged for (i) a replacement Senior Secured Non-Convertible Note,
(ii) a Senior Secured Convertible Note that was convertible into the Issuer's Shares at a conversion price of $.25, and (iii) a Senior Secured Convertible Note that was convertible into the Issuer's Shares at a conversion price of $.10. The aggregate principal amount of all of the Notes issued pursuant to the second Exchange Agreement was equal to the amount of principal and accrued interest outstanding under the Senior Secured Note that was exchanged. These transactions are further described in the Issuer's Form 8-K filed on December 16, 2009.

Third Exchange:


On August 13, 2010, Thomas B. Akin IRA entered into an Exchange and Share Purchase Agreement with the Issuer pursuant to which, among other things, Thomas B. Akin IRA exchanged his existing Senior Secured Non-Convertible Notes and Senior Secured Convertible Notes for a total of 37,059,634 Shares (the "Exchange Shares"). In addition,
Thomas B. Akin IRA also purchased from the Issuer 2,529,083 Shares (the "Purchased Share") for total cash consideration of $50,000, using personal funds. This transaction is further described in the Issuer's Form 8-K filed on August 19, 2010.

On August 13, 2010, Talkot Fund, L.P. entered into an Exchange and Share Purchase Agreement with the Issuer pursuant to which, among other things, Talkot Fund, L.P. exchanged their existing Senior Secured Non-Convertible Notes and Senior Secured Convertible Notes for a total of 56,497,757 Shares (the "Exchange Shares"). In addition,
Talkot Fund, L.P. also purchased from the Issuer 3,793,624 Shares (the "Purchased Share") for total cash consideration of $75,000, using
working capital from Talkot Fund, L.P.   This transaction is further
described in the Issuer's Form 8-K filed on August 19, 2010.

ITEM 4. PURPOSE OF TRANSACTION.

All Shares were acquired for investment purposes as a result of an exchange transaction between the Issuer and certain of its debt holders, including the Reporting Persons as described in the Issuers Form 8-K filed on August 19, 2010.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company's securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals as of the date of this filing that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    Aggregate number and percentage of securities beneficially owned:

Thomas B. Akin IRA, and Talkot Fund, L.P. ("The Fund") have beneficial owner of 102,386,649 shares of Common Stock (12.6%).

By virtue of the relationship between Mr. Akin and the Fund described in Item 2, Mr. Akin may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund.

(b)	The beneficial ownership of the Stock of the persons named in Item 2
	of this statement is as follows at the date hereof:

             Aggregate
             Beneficially
             Owned               Voting Power           Dispositive Power
Name         Number      Percent Sole       Shared      Sole       Shared

Thomas Akin  39,588,717  4.9%    39,588,717 102,386,649 39,588,717 102,386,649
The Fund     62,797,932  7.7%    -0-	    -0-	        -0-        -0-


(c)	Transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:


Thomas B. Akin IRA:

	August 13, 2010: Exchange of $1,213,337 (face value) of notes payable from Issuer into 37,059,634 shares of common stock of Issuer.


	August 13, 2010: Purchase of 2,529,083 shares of common stock of Issuer

Talkot Fund, L.P.:

	August 13, 2010: Exchange of $1,849,743 (face value) of notes payable from Issuer into 56,497,757 shares of common stock of Issuer.


	August 13, 2010: Purchase of 3,793,624 shares of common stock of Issuer


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons hold an aggregate of 1,500,000 Warrants exercisable for the same number of Shares at an exercise price of $.10 per share. The Warrants expire on July 31, 2012 and are subject to restrictions on their exercise so long as the Reporting Persons beneficially own more than 9.99% of the Issuer's Shares. The reporting persons can waive such restriction only upon approval of a majority of the Issuer's Shareholders. A copy of the form of Warrant is filed with the Issuer's Form 8-K filed on September
5, 2008.

Thomas Akin is the Managing General Partner of Talkot Fund, L.P. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Reporting Persons hereby incorporate by reference the Issuer's reports filed on Form 8-K dated August 9, 2007, September 5, 2008, December 16, 2009, and August 19, 2010.


SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 24, 2010



/s/ Thomas Bruce Akin
Thomas B. Akin IRA



TALKOT FUND, L.P.




By:  /s/  Thomas Bruce Akin
Thomas Bruce Akin, Managing General Partner